EXHIBIT (c)(viii)

Queensland Treasury Corporation’s Indicative Borrowing Program for Financial Year 2007-08

MEDIA RELEASE Embargo: 4.30pm 13 June 2007

Queensland Treasury Corporation Indicative Borrowing Program for Financial Year 2007–08

Queensland Treasury Corporation (QTC), the Queensland Government’s central financing authority and corporate treasury services provider, estimates its funding requirement for the financial year 2007–08 will be $7,588 million, of which $1,835 million is required to refinance maturing debt and the balance of $5,753 million to finance new borrowings.

This requirement represents an increase of $1,679 million on 2006–07 actual borrowings of $5,909 million (originally estimated at $5,580 million) and is primarily due to the Queensland Government’s continued commitment to making significant investments in the State’s infrastructure.

QTC anticipates that approximately 65% of the 2007–08 borrowing program ($4,930 million) will be funded through the issuance of Australian dollar denominated domestic and global benchmark bonds, with the balance funded through commercial paper and medium-term note issuance.

For the foreseeable future, it is anticipated that QTC’s borrowing programs will reflect the increased infrastructure investment plans of the State. A potential offset to this position is the extent to which economic growth, and therefore Queensland’s fiscal position, is better than currently forecast.

Review of 2006–07 funding activity

QTC’s 2006-07 funding task has been impacted by the State’s strong estimated operating surplus for the year, and the funding demands of Queensland Government entities seeking certainty in their funding costs by borrowing in advance of planned future capital expenditure.

In November 2006, QTC launched a new A$ Benchmark Bond, maturing in September 2017. The launch of the domestic tranche was closely followed by the launch of the global tranche in December. Investor demand was strong, with total bid volumes tendered significantly greater than the amount allotted. Outstandings in this benchmark bond line now total $2,900 million.

Onshore and offshore investor demand for QTC’s A$ benchmark bonds once again provided QTC with the majority of its funding. QTC’s commercial paper issuance remained at relatively low volumes, as more cost-effective floating rate funding was generated via the swapping of fixed rate liabilities.

GPO BOX 1096, BRISBANE QLD AUSTRALIA 4001

TELEPHONE 07 3842 4600 • FAX 07 3221 4122

www.qtc.qld.gov.au

The following table details the estimated change in outstandings in QTC’s principal funding sources over the year:

Funding source	30 June 2006 A$M	30 June 2007 (est.) A$M	Net change A$M
Domestic benchmark bonds	15,948	20,468	4,520
Global benchmark bonds	10,955	11,659	704
Capital indexed bonds	268	268	0
Other domestic bonds	584	596	12
Euro MTNs	461	150	(311)
Commercial paper	109	613	504

Total	28,325	33,754	5,429

Further details of the QTC Indicative Borrowing Program are provided in the attached table.

Next review of QTC’s borrowing requirements

The mid-year update of QTC’s borrowing requirement for 2007-08 is scheduled for release in January 2008.

ENDS

For enquiries, please contact either:

Mike Gibson, Senior Portfolio Manager, Financial Markets Ph: +61 7 3842 4775, or Richard Jackson, General Manager, Financial Markets Ph: +61 7 3842 4770

QTC INDICATIVE BORROWING PROGRAM FOR FINANCIAL YEAR 2007-08

Borrowing details	2007-08 A$M	2006-07 A$M
Refinancing of maturing debt:
A$ benchmark bonds	3,173	0
A$ non-benchmark bonds	97	90
Medium-term notes (MTN)	52	281
Commercial paper[1]	613	109

Total maturing debt	3,935	480

Adjustments:
Forward funding of Sep 2007 Benchmark Bond maturity	(1,500)	1,500
Principal repayments from QTC customers	(600)	(600)

Total refinancing	1,835	1,380

New borrowing:
Capital works	8,972	5,200
Forward funding of customer borrowings	(3,219)	(1,000)

Total new borrowing	5,753	4,200

TOTAL BORROWING PROGRAM[2]	7,588	5,580

The 2007–08 borrowing estimate of $7,588 million is expected to be funded as follows:

Funding source	Actual raisings 2006-07 A$M	Expected raisings 2007-08
		Range %	Low A$M	High A$M
Term raisings:
A$ benchmark bonds[3]	5,320	60 – 70	4,550	5,310
Multi-currency loans and MTNs	(24)	5 - 15	380	1,140

Commercial paper raisings:
T-Notes, ECP, USCP	613	20 – 30	1,520	2,280

TOTAL RAISINGS[4]	5,909

1.	Estimated commercial paper outstanding as at 30 June 2007.
2.	Funding activity may vary depending upon actual customer requirements, the State’s fiscal position and financial market conditions.
3.	Includes A$ domestic and global benchmark bonds, capital indexed bonds and other term issuance.
4.	Includes $480m raised for refinancings.